Filed Pursuant to Rule 433
Registration No. 333-158385
June 2, 2010
FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009
and Prospectus Supplement dated April 9, 2009)



Structured Investments

HSBC USA Inc.

$

Return Enhanced Notes Linked to the Performance of an Equally Weighted Basket of Two Currencies Relative to the Euro due June 15, 2011 (the "Notes")

General

- The Notes are designed for investors who seek a leveraged return at maturity of at least 241% of the potential appreciation of an equally weighted basket of currencies (the "Basket") consisting of the Mexican peso ("MXN") and Canadian dollar ("CAD") (each a "Basket Currency" and together the "Basket Currencies") relative to the Euro from the Trade Date to the Final Valuation Date, up to a Maximum Return on the Notes of at least 24.10%. Investors should be willing to forgo interest or any other periodic payments, and lose up to one 100% of their initial investment if the level of the Basket depreciates or fails to appreciate during the term of the Notes.
- The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.
- Senior unsecured debt obligations of HSBC USA Inc. maturing June 15, 2011[†].
- Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples thereof.

Key Terms

Issuer:	HSBC USA Inc.
Issuer Rating:	AA- (S&P), A1 (Moody's), AA (Fitch)*
Principal Amount:	$1,000 per Note.
Basket:	The Notes are linked to an equally weighted basket consisting of two currencies that measures the performance of such currencies relative to the Euro.

Basket Currency	Fixing Source	Initial Spot Rate	Basket Currency Performance Weighting
Mexican peso	EURMXN at Reuters Page ECB37		1/2
Canadian dollar	EURCAD at Reuters Page ECB37		1/2

Reference Currency:	Euro (EUR)
Payment at Maturity:	If the Basket Return is zero or positive, you will receive a cash payment per $1,000 Principal Amount of Notes, equal to the lesser of: $1,000 + ($1,000 × Basket Return × Upside Participation Rate); or $1,000 + ($1,000 × Maximum Return). If the Basket Return is negative, you will receive a cash payment per $1,000 Principal Amount of Notes, equal to: $1,000 + ($1,000 × Basket Return). **If the Basket Return is negative, you may lose up to 100% of your investment.**
Maximum Return:	At least 24.10%. The actual Maximum Return will be determined on the Pricing Date.
Upside Participation Rate:	At least 241%. The actual Upside Participation Rate will be determined on the Pricing Date.
Basket Return:	The performance of the Basket from the Initial Basket Level to the Final Basket Level, calculated as follows: $$\frac{\text{Final Basket Level} - \text{Initial Basket Level}}{\text{Initial Basket Level}}$$
Initial Basket Level:	100
Final Basket Level:	The Final Basket Level will be calculated as follows: 100 × [1 + (MXN Return × 1/2) + (CAD Return × 1/2)] The MXN Return and CAD Return refer to the Currency Performance for the Mexican peso and the Canadian dollar, respectively, relative to the EUR, expressed as a percentage, over the term of the Notes.
Currency Performance:	With respect to each Basket Currency, the performance of the relevant Basket Currency from the Initial Spot Rate to the Final Spot Rate, relative to the Initial Spot Rate, calculated as follows: $$\frac{\text{Initial Spot Rate} - \text{Final Spot Rate}}{\text{Initial Spot Rate}}$$
Initial Spot Rate:	For EURMXN and EURCAD, the Initial Spot Rate will be the EUR/Basket Currency spot rate (representing the applicable Basket Currency that can be exchanged for one Euro) at 2:15 p.m. Central European time, expressed as the amount of foreign currency per one Euro, for settlement in two business days, as reported by the European Central Bank, which appears on the relevant ECB37 Reuters page or any successor page, on the Pricing Date.
Final Spot Rate:	For each Basket Currency, the Spot Rate on the Final Valuation Date.
Spot Rate:	For each Basket Currency, the spot exchange rate for such Basket Currency against the Euro, as determined by the calculation agent by reference to the Spot Rate definitions set forth in this free writing prospectus under "Spot Rates." The Spot Rate for each Basket Currency is expressed as units of the respective Basket Currency per one Euro. The Spot Rates are subject to the provisions set forth under "Market Disruption Events" in this free writing prospectus.
Trade Date:	June 4, 2010
Pricing Date:	June 4, 2010
Original Issue Date:	June 15, 2010
Final Valuation Date[†]:	June 10, 2011[†]
Maturity Date[†]:	June 15, 2011[†]
Calculation Agent:	HSBC USA Inc.
Listings:	The Notes will not be listed on any U.S. securities exchange or quotation system.
CUSIP/ISIN:	4042K02Z7 /
Form of Notes:	Book-Entry

* A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold Notes, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The Notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.
[†] Subject to postponement in the event of a market disruption event as described in "Market Disruption Events".

Investment in the Notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 4 of this document and "Risk Factors" on page S-3 of the prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this free writing prospectus, or the accompanying prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. HSBC Securities (USA) Inc. or another of our affiliates or agents may use the pricing supplement related to this free writing prospectus in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement relating to this free writing prospectus is being used in a market-making transaction.** HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to the placement agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page 11 of this free writing prospectus.

	Price to Public	Fees and Commissions[(1)]	Proceeds to Issuer
Per Note	$1,000	$10	$990
Total	$	$	$

[(1)] HSBC USA Inc. or one of our affiliates may pay varying discounts and commissions of up to 1% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page 11 of this free writing prospectus.

JPMorgan
Placement Agent
June 2, 2010

Additional Terms Specific to the Notes

This free writing prospectus relates to a single note offering linked to the Basket identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security linked to the Basket. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering relates only to the Basket identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Basket or any Basket Currency or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated April 2, 2009 and the prospectus supplement dated April 9, 2009. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 4 of this free writing prospectus and "Risk Factors" on page S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

- the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
- the prospectus at www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

Supplemental Information Relating to the Terms of the Notes

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the Notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement. HSBC Bank USA, N.A. will act as paying agent with respect to the Notes pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The Notes provide the opportunity for enhanced returns at maturity by multiplying any positive Basket Return by the Upside Participation Rate (which will be at least 241% and will be determined on the Pricing Date), subject to the Maximum Return (which will be at least 24.10% and will be determined on the Pricing Date). You should be willing to lose some or all of your investment in the Notes if the Basket Return is negative. Because the Notes are our senior unsecured debt obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **DIVERSIFICATION AMONG THE BASKET CURRENCIES** – The return on the Notes is linked to the performance of a basket of two currencies, which we refer to as the Basket Currencies, relative to the Euro, and will enable you to participate in any appreciation of the Basket Currencies relative to the Euro, during the term of the Notes. **Accordingly, the value of the Basket increases if the Basket Currencies appreciate in value relative to the Euro.** The Basket derives its value from an equally weighted group of currencies consisting of the Mexican peso and the Canadian dollar.

- **TAX TREATMENT** – There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid forward or other executory contract with respect to the Basket. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Notwithstanding any disclosure in the accompanying prospectus supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat a Note as a pre-paid forward or other executory contract with respect to the Basket. Assuming this characterization is respected, upon a sale or exchange of a Note (including redemption of the Notes at maturity), you should recognize gain or loss equal to the difference between the amount realized on the sale, exchange or redemption and your tax basis in the Note, which should equal the amount you paid to acquire the Note. Your gain or loss will generally be ordinary income or loss (as the case may be) for U.S. federal income tax purposes. However, holders of certain forward contracts, futures contracts or option contracts generally are entitled to make an election under Section 988 of the Internal Revenue Code of 1986, as amended (the "Code") to treat ordinary gain or loss realized with respect to such instruments as capital gain or loss (a "Section 988 Capital Treatment Election"). Although the matter is uncertain, we believe that it would be reasonable to treat the Section 988 Capital Treatment Election as being available to the Notes. Assuming that the Section 988 Capital Treatment Election is available, if you make this election before the close of the day on which you acquire a Note, all gain or loss you recognize on a sale or exchange of that Note should be treated as short-term capital gain or loss. A U.S. Holder (as defined in the accompanying prospectus supplement) must make the Section 988 Capital Treatment Election with respect to a Note by (a) clearly identifying the transaction on its books and records on the date the transaction is entered into as being subject to this election and either (b) filing the relevant statement verifying this election with the U.S. Holder's U.S. federal income tax return or (c) otherwise obtaining independent verification as set forth in the Treasury Regulations promulgated under Section 988 of the Code. You should consult your tax adviser regarding the U.S. tax considerations with respect to an investment in the Notes, as well as the availability, mechanics and consequences of a Section 988 Capital Treatment Election. Due to the absence of authorities that directly address the proper characterization of the Notes, no assurance can be given that the Internal Revenue Service (the "IRS") will accept, or that a court will uphold, this characterization and tax treatment of the Notes, in which case the timing and character of any income or loss on the Notes could be significantly and adversely affected. For example, the Notes could be treated either as "foreign currency contracts" within, the meaning of Section 1256 of the Code or as "contingent payment debt instruments", as discussed in the section entitled "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

In 2007, the IRS released a revenue ruling holding that a financial instrument with some arguable similarity to the Notes is properly treated as a debt instrument denominated in a foreign currency. The Notes are distinguishable in meaningful respects from the instruments described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the Notes for U.S. Holders, possibly with retroactive effect.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Basket or any Basket Currency. These risks are explained in more detail in the "Risk Factors" section of the accompanying prospectus supplement.

- **SUITABILITY OF NOTES FOR INVESTMENT** – You should only reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the information set out in this free writing prospectus. Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** – The Notes do not guarantee any return of your investment. The return on the Notes at maturity is linked to the performance of the Basket Currencies relative to the Euro and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be fully exposed to any decline in the Final Basket Level as compared to the Initial Basket Level.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN** — If the Final Basket Level is greater than the Initial Basket Level, for each $1,000 Principal Amount of Notes you hold, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Return (which will be at least 24.10% and will be determined on the Pricing Date) of the Principal Amount, regardless of the appreciation in the Basket, which may be significantly greater than the Maximum Return. **YOU WILL NOT RECEIVE A RETURN ON THE NOTES GREATER THAN THE MAXIMUM RETURN**.

- **THE NOTES DO NOT PAY INTEREST** – You will not receive periodic or other interest payments on the Notes during the term of the Notes.

- **THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC.** – The Notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

- **THE NOTES ARE NOT INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** – The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction.

- **INVESTING IN THE NOTES IS NOT EQUIVALENT TO INVESTING DIRECTLY IN THE BASKET CURRENCIES** – You may receive a lower Payment at Maturity than you would have received if you had invested directly in the Basket Currencies. In addition, the Basket Return is based on the Currency Performances for each of the Basket Currencies, which is in turn based upon the formula set forth above. The Currency Performances are dependent solely on such stated formula and not on any other formula that could be used for calculating currency performances. As such, the Currency Performance of each Basket Currency may be materially different from the return on a direct investment in the respective Basket Currency.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** – While the Payment at Maturity described in this free writing prospectus is based on the full Principal Amount of your Notes, the original issue price of the Notes includes the placement agent's commission and the estimated cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale of Notes by you prior to the maturity date could result in a substantial loss to you.

- **THE NOTES ARE NOT DESIGNED TO BE SHORT-TERM TRADING INSTRUMENTS** – The Notes are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your Notes to maturity.

- **GAINS IN THE CURRENCY PERFORMANCE OF ONE BASKET CURRENCY MAY BE OFFSET BY LOSSES IN THE CURRENCY PERFORMANCE OF THE OTHER BASKET CURRENCY** – The Notes are linked to the performance of the Basket, which is composed of two Basket Currencies with equal weightings. The performance of the Basket will be based on the appreciation or depreciation of the Basket as a whole. Therefore, the positive

Currency Performance of one Basket Currency may be offset, in whole or in part, by the negative Currency Performance of the other Basket Currency of an equal or greater magnitude, which would result in an aggregate Basket Return equal to or less than zero. The performance of the Basket is dependent on the Currency Performance of each Basket Currency, which is in turn based upon the formula set forth above.

- **CURRENCY MARKETS MAY BE VOLATILE** – Currency markets may be highly volatile, particularly in relation to emerging or developing nations' currencies, and, in certain market conditions, also in relation to developed nations' currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the values of the Basket Currencies and the value of your Notes in varying ways, and different factors may cause the values of the Basket Currencies and the volatility of their prices to move in inconsistent directions at inconsistent rates.

- **LEGAL AND REGULATORY RISKS** – Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Basket Currencies and, consequently, the value of the Notes.

- **THE NOTES ARE SUBJECT TO EMERGING MARKETS' POLITICAL AND ECONOMIC RISKS** – The Mexican peso is the currency of an emerging market country. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, emerging markets have undergone significant political, economic and social change. Such far-reaching political changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing-market nation. Political or economic instability is likely to have an adverse effect on the performance of the Mexican peso, and, consequently, the return on the Notes.

- **IF THE LIQUIDITY OF THE BASKET CURRENCIES IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED** – Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the Final Spot Rate for each Basket Currency, and therefore, on the return on your Notes. Limited liquidity relating to any Basket Currency may also result in HSBC USA Inc., as calculation agent, being unable to determine the Currency Performances, and therefore the Basket Return using its normal means. The resulting discretion by the calculation agent in determining the Basket Return could, in turn, result in potential conflicts of interest.

- **POTENTIAL CONFLICTS** – We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the level of the Basket and the value of the Notes.

- **THE NOTES LACK LIQUIDITY** – The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market but is not required to do so and may cease making such offers at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

- **WE HAVE NO CONTROL OVER EXCHANGE RATES** – Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to other currencies, including the Euro. However, from time to time governments may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. If any such government action relating to the Euro or the Basket Currencies were to occur, the value of the Notes could be adversely affected.

- **THE PAYMENT FORMULA FOR THE NOTES WILL NOT TAKE INTO ACCOUNT ALL DEVELOPMENTS IN THE BASKET CURRENCIES** – Changes in the Basket Currencies during the term of the Notes before the Final Valuation Date will not be reflected in the calculation of the Payment at Maturity. Generally, the calculation agent will calculate the Basket Return by multiplying the Currency Performance for each Basket Currency by its respective weighting and then taking the sum of the weighted Currency Performances, as described above. The Currency Performances will be calculated only as of the Final Valuation Date. As a result, the Basket Return may be less than zero even if the Basket Currencies had moved favorably at certain times during the term of the Notes before moving to unfavorable levels on the Final Valuation Date.

- **POTENTIALLY INCONSISTENT RESEARCH, OPINIONS, OR RECOMMENDATIONS BY HSBC** – We, our affiliates and agents publish research from time to time on the financial and currency markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Notes. We, our affiliates and agents may publish research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the Basket Currencies to which the Notes are linked.

- **ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** – We expect that, generally, the exchange rates for the Basket Currencies on any day will affect the value of the Notes more than any other single factor. However, you should not expect the value of the Notes in the secondary market to vary in proportion to the appreciation or depreciation of the Basket Currencies relative to the Euro. The value of the Notes will be affected by a number of other factors that may either offset or magnify each other, including:
    - the expected volatility of the Basket Currencies and the Euro, as Reference Currency;
    - the time to maturity of the Notes;
    - the volatility of the exchange rate between each Basket Currency and the Euro;
    - interest and yield rates in the market generally and in the markets of the Basket Currencies and the Euro;
    - a variety of economic, financial, political, regulatory or judicial events;
    - supply and demand for the Notes; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **HISTORICAL PERFORMANCE OF THE BASKET CURRENCIES SHOULD NOT BE TAKEN AS AN INDICATION OF THE FUTURE PERFORMANCE OF THE BASKET CURRENCIES DURING THE TERM OF THE NOTES** – It is impossible to predict whether any of the Spot Rates for the Basket Currencies will rise or fall. The Basket Currencies will be influenced by complex and interrelated political, economic, financial and other factors.

- **MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN** – The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the Basket Return in the manner described herein, and calculating the Payment at Maturity. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more currencies. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Notes or prevents the calculation agent from determining the Basket Return or Payment at Maturity in the ordinary manner, the calculation agent will determine the Basket Return or Payment at Maturity in good faith and in a commercially reasonable manner, and it is possible that the Final Valuation Date and the Maturity Date will be postponed, which may adversely affect the return on your Notes. For example, if the source for an exchange rate is not available on the Final Valuation Date, the calculation agent may determine the exchange rate for such date, and such determination may adversely affect the return on your Notes.

What is the Payment at Maturity on the Notes Assuming a Range of Performances for the Basket?

The table, graph and examples below illustrate the Payment at Maturity for a $1,000 Principal Amount of Notes for a hypothetical range of performances for the Basket Return. The table, graph and examples below reflect the Initial Basket Level of 100 and assume a Maximum Return of 24.10% and an Upside Participation Rate of 241% (the actual Maximum Return and Upside Participation Rate on the Notes will be at least 24.10% and at least 241%, respectively, and will be determined on the Pricing Date). The following results are based solely on the hypothetical example cited. You should consider carefully whether the Notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Hypothetical Basket Return	Hypothetical Payment at Maturity	Hypothetical Total Return
35.00%	$1,241.00	24.10%
30.00%	$1,241.00	24.10%
25.00%	$1,241.00	24.10%
20.00%	$1,241.00	24.10%
15.00%	$1,241.00	24.10%
10.00%	$1,241.00	24.10%
5.00%	$1,120.50	12.05%
2.50%	$1,060.25	6.03%
1.00%	$1,024.10	2.41%
0.00%	$1,000.00	0.00%
-1.00%	$990.00	-1.00%
-2.50%	$975.00	-2.50%
-5.00%	$950.00	-5.00%
-10.00%	$900.00	-10.00%
-20.00%	$800.00	-20.00%
-30.00%	$700.00	-30.00%
-40.00%	$600.00	-40.00%
-50.00%	$500.00	-50.00%
-60.00%	$400.00	-60.00%
-70.00%	$300.00	-70.00%
-80.00%	$200.00	-80.00%
-90.00%	$100.00	-90.00%
-100.00%	$0.00	-100.00%



Payoff Profile for Return Enhanced Notes Linked to Currency Basket vs. Euro

— Note Payoff   — Basket Performance

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: **The level of the Basket increases by 5% from the Initial Basket Level of 100 to a Final Basket Level of 105.** The final Payment at Maturity is equal to $1,120.50 per $1,000 Principal Amount of Notes, representing a total return of 12.05% on the Notes.

Payment at Maturity per $1,000 Principal Amount of Notes = $1,000 + ($1,000 × Basket Return × Upside Participation Rate)

$$\$1,000 + (\$1,000 \times 5\% \times 241\%) = \$1,120.50$$

Example 2: **The level of the Basket increases by 15% from the Initial Basket Level of 100 to a Final Basket Level of 115.** Because the Final Basket Level of 115 is greater than the Initial Basket Level of 100 and the Basket Return of 15% multiplied by the Upside Participation Rate of 241% exceeds the Maximum Return of 24.10%, the investor receives a payment at maturity of $1,241.00 per $1,000 Principal Amount of Notes, the maximum payment on the Notes.

Payment at Maturity per $1,000 Principal Amount of Notes = $1,000 + ($1,000 × Maximum Return)

$$\$1,000 + (\$1,000 \times 24.10\%) = \$1,241.00$$

Example 3: The level of the Basket decreases by 30% from the Initial Basket Level of 100 to a Final Basket Level of 70. Because you are fully exposed to any declines in the level of the Basket, the final Payment at Maturity is equal to $700.00 per $1,000 Principal Amount of Notes, representing a total return of -30% on the Notes.

Payment at Maturity per $1,000 Principal Amount of Notes = $1,000 + ($1,000 × Basket Return)

$$\$1,000 + (\$1,000 \times -30\%) = \$700.00$$

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the Notes will be used in connection with hedging our obligations under the Notes through one or more of our affiliates. The hedging or trading activities of our affiliates on or prior to the Trade Date and during the term of the Notes (including on the Final Valuation Date) could adversely affect the Payment at Maturity.

Spot Rates

The Spot Rate for the Mexican peso on each date of calculation will be the Euro/Mexican peso exchange rate in the global spot foreign exchange market, expressed as the amount of Mexican pesos per one Euro, as reported by Reuters on Page ECB37 or any substitute page, at or after 2:15 p.m. (Central European time) on the Pricing Date or such other relevant date.

The Spot Rate for the Canadian dollar on each date of calculation will be the Euro/Canadian dollar exchange rate in the global spot foreign exchange market, expressed as the amount of Canadian dollars per one Euro, as reported by Reuters on Page ECB37 or any substitute page, at or after 2:15 p.m. (Central European time) on the Pricing Date or such other relevant date.

Four decimal figures shall be used for the determination of such exchange rates.

Subject to the conditions set forth under "Market Disruption Events" below, if any of the foregoing Spot Rates is unavailable (including being published in error, as determined by the calculation agent in its sole discretion), the Spot Rate for such Basket Currency shall be selected by the calculation agent in good faith and in a commercially reasonable manner.

Market Disruption Events

The calculation agent may, in its sole discretion, determine that an event has occurred that prevents it from valuing one or more of the Basket Currencies or the Payment at Maturity in the manner initially provided for herein. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more Basket Currencies. If the calculation agent, in its sole discretion, determines that any of these events prevents us or our affiliates from properly hedging our obligations under the Notes or prevents the calculation agent from determining such value or amount in the ordinary manner on such date, the calculation agent may determine such value or amount in good faith and in a commercially reasonable manner on such date or, in the discretion of the calculation agent, the Final Valuation Date, and Maturity Date may be postponed for up to five scheduled trading days, each of which may adversely affect the return on your Notes. If the Final Valuation Date has been postponed for five consecutive scheduled trading days, then that fifth scheduled trading day will be the Final Valuation Date and the calculation agent will determine the value of such Basket Currency or Basket Currencies using the formula for and method of determining such value which applied just prior to the market disruption event (or in good faith and in a commercially reasonable manner) on such date.

Events of Default and Acceleration

If the Notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in "Key Terms" in this free writing prospectus. In that case, the business day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Final Basket Level (including each Final Spot Rate). The accelerated Maturity Date will be the third business day following the accelerated Final Valuation Date (including each Final Spot Rate).

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Events of Default" and "— Events of Default; Defaults" in the accompanying prospectus.

Historical Information

The following first two graphs below show the historical daily performance of each Basket Currency expressed in terms of the conventional market quotation, as shown on Bloomberg Financial Markets, for each Basket Currency (in each case the amount of the applicable Basket Currency that can be exchanged for one Euro, which we refer to in this term sheet as the exchange rate) from June 1, 2000 through May 31, 2010. The exchange rates of the Mexican peso and Canadian dollar, relative to the Euro on May 31, 2010, were 15.9145 and 1.2853 respectively.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Basket Return. The value of the Basket, and thus the Basket Return, increases when the individual Basket Currencies appreciate in value relative to the Euro.

The last graph below shows the daily performance of the Basket from June 1, 2000 through May 31, 2010, assuming that the Basket Closing Level on June 1, 2000 was 100, that each Basket Currency had a 1/2 weight in the Basket on that date and that the historical exchange rates of each Basket Currency on the relevant dates were the Spot Rates on such dates. The closing exchange rates and the historical daily Basket performance data in such graph were the rates reported by Bloomberg Financial Markets and may not be indicative of the Basket performance using the Spot Rates of the Basket Currencies that would be derived from the applicable Reuters page.

EUR/MXN Spot Rate



Source: Bloomberg

EUR/ CAD Spot Rate



Source: Bloomberg

Historical Performance of the Basket



Source: Bloomberg

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to J.P. Morgan Securities Inc. J.P. Morgan Securities Inc. will act as placement agent for the Notes and will receive a fee that will not exceed $10 per $1,000 face amount of Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the front cover of this free writing prospectus, which is expected to be the seventh business day following the Trade Date of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes between the Trade Date and June 10, 2010, inclusive, will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.